FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-09
June 4, 2014

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.
______________________

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

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$1,095,896,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2014-C16
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
CIBC Inc.
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2014-C16

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, A-5, X-A, A-S, B, PST and C of its Series 2014-C16 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated May 29, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-000673 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated May 29, 2014 and filed with the Securities and Exchange Commission under accession number 0001539497-14-000675 (the “Term Sheet”):

Structural and Collateral Updates

•
With respect to the Arundel Mills & Marketplace Mortgage Loan, representing approximately 11.4% of the Initial Pool Balance, (i) the table entitled “Underwriting and Financial Information” on page III-7 of the Free Writing Prospectus and page T-29 of the Term Sheet is revised to show the most recent NOI of $48,399,011 (as of March 31, 2014 for the trailing twelve months), the second most recent NOI of $46,614,800 (as of December 31, 2013) and the third most recent NOI of $41,854,810 (as of December 31, 2012), and (ii) the table entitled “Cash Flow Analysis” on page III-10 of the Free Writing Prospectus and page T-32 of the Term Sheet is replaced by the table attached hereto as Exhibit A.

•
With respect to the Cascade Station I & II mortgage loan, representing approximately 1.8% of the Initial Pool Balance, the table entitled “Cash Flow Analysis” on page III-81 of the Free Writing Prospectus and page T-103 of the Term Sheet is replaced by the table attached hereto as Exhibit B.

•
With respect to the Eagles Landing Apartments mortgage loan, representing approximately 1.7% of the Initial Pool Balance, the table entitled “Reserves” on page III-82 of the Free Writing Prospectus and page T-104 of the Term Sheet is revised to show an FF&E Cap of $473,280.

•
With respect to the North Texas Retail Portfolio mortgage loan, representing approximately 0.4% of the Initial Pool Balance, the related borrower is not limited to releasing two properties from the lien of the related mortgage and may cause the release of any individual property subject to the satisfaction of the conditions described in the Free Writing Prospectus.

•
With respect to the Hilton San Francisco Financial District Mortgage Loan, the Master Servicing Fee Rate and Pari Passu Loan Primary Servicing Fee Rate as shown on Appendix I to the Free Writing Prospectus will be 0.02000% per annum and 0.00000% per annum¸ respectively.

•	With respect to the State Farm Portfolio Mortgage Loan, the Administrative Fee Rate will be 0.0171% per annum.

•
The second sentence under the heading “Transaction Parties—The Sponsors, Mortgage Loan Sellers and Originators—CIBC Inc.—Repurchases and Replacements” is revised to reflect that the repurchase history presented is with respect to the period from and including April 1, 2011 to and including March 31, 2014.

•
The table for Class A-3 on page T-19 of the Term Sheet under the heading “Mortgage Loans with Scheduled Balloon Payments and Related Classes” is revised to change the column heading “% of Class A-2 Certificate Principal Balance” to “% of Class A-3 Certificate Principal Balance”.

•
The decrement table with respect to the Class A-SB Certificates under the heading “Yield, Prepayment and Maturity Considerations—Weighted Average Life” in the Free Writing Prospectus is revised as follows:

Initial Certificate Principal Balance Outstanding for the Class A-SB Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
June 2015	100%	100%	100%	100%	100%
June 2016	100%	100%	100%	100%	100%
June 2017	100%	100%	100%	100%	100%
June 2018	100%	100%	100%	100%	100%
June 2019	100%	100%	100%	100%	100%
June 2020	79%	79%	79%	79%	79%
June 2021	58%	58%	58%	58%	58%
June 2022	36%	36%	36%	36%	36%
June 2023	13%	13%	13%	13%	14%
June 2024 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	7.38	7.37	7.37	7.37	7.38

•	Appendix VI of the Free Writing Prospectus is hereby revised to add (in the appropriate order) the following language to the exceptions table relating to the Morgan Stanley Mortgage Loans:

APPENDIX I ID#	Mortgage Loan	Representation	Exception
2	State Farm Portfolio	(1) Whole Loan; Ownership of Mortgage Loans

The related Mortgaged Properties also secure three pari passu promissory notes: promissory note A-1 in the original principal amount of $135,000,000, promissory note A-2 in the original principal amount of $100,000,000 and promissory note A-3 in the original principal amount of $48,500,000.

2	State Farm Portfolio	(7) Junior Liens	A mezzanine loan in the original amount of $86,000,000 was originated simultaneously with the Mortgage Loan.
52	Park Place Plaza	(7) Junior Liens	A mezzanine loan in the original amount of $821,553 was originated simultaneously with the Mortgage Loan.
2	State Farm Portfolio	(16) Insurance

The related Mortgage Loan documents do not require the related Mortgagor to maintain the insurance policies in accordance with the Mortgage Loan documents with respect to each individual Mortgaged Property then leased to State Farm if certain conditions are satisfied, including that State Farm is maintaining insurance (or is self-insuring) in accordance with the terms, conditions and requirements of the applicable lease.

•	The schedule of Planned Principal Balances with respect to the Class A-SB Certificates attached to the Free Writing Prospectus as Appendix VII is replaced with the table attached hereto as Exhibit C.

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Drexel Hamilton, LLC.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4	Class A-5
Morgan Stanley & Co. LLC	$	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$	$
Total	$	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
CIBC World Markets Corp.	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates. CIBC World Markets Corp. and Drexel Hamilton, LLC will act as co-managers with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased.  The depositor expects to receive from this offering approximately $                      , plus accrued interest from June 1, 2014, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)           to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the EU

Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates referred to in clauses (a) to (c) above shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about June        , 2014, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter, is an affiliate of the depositor and of Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller, an originator, a sponsor and the expected initial holder of two promissory notes (Note A-2 and Note A-3) comprising the controlling portion of the Marriott Philadelphia Downtown Non-Serviced Companion Loan.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator and a sponsor.  CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a sponsor, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a sponsor, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a sponsor, of the purchase price for the CIBC Mortgage Loans.  As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

__________________

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates.  Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

__________________

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

__________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exhibit A

See attached

Cash Flow Analysis
	2010	2011	2012	2013	3/31/2014 TTM	UW	UW PSF
Gross Potential Rental Income	$29,453,947	$30,129,925	$32,362,075	$34,307,568	$35,464,532	$37,746,419	$22.80
Overage Rent	$746,314	$687,427	$2,543,445	$5,287,731	$5,772,250	$5,572,832	$3.37
Expense Reimbursements	$17,145,314	$16,789,258	$19,013,771	$19,946,344	$21,458,471	$19,640,774	$11.86
Temporary Tenants Income	$3,611,229	$3,614,958	$3,333,923	$3,220,858	$3,225,361	$3,294,582	$1.99
Other Rents	$464,600	$463,819	$530,302	$663,714	$669,446	$641,106	$0.39
Other Income	$637,385	$757,480	$581,509	$639,344	$711,931	$601,392	$0.36
Less Vacancy & Credit Loss	($16,237)	$307,648	$108,032	$109,894	$36,693	($1,602,448)	(4.25%)
Effective Gross Income	$52,042,552	$52,750,515	$58,473,057	$64,175,453	$67,338,684	$65,894,657	$39.80
Total Operating Expenses	$17,022,032	$17,264,943	$16,618,247	$17,560,653	$18,939,673	$16,428,304	$9.92
Net Operating Income	$35,020,520	$35,485,572	$41,854,810	$46,614,800	$48,399,011	$49,466,352	$29.88
TI/LC	$0	$0	$0	$0	$0	$1,573,200	$0.95
Capital Expenditures	$0	$0	$0	$0	$0	$304,645	$0.18
Net Cash Flow	$35,020,520	$35,485,572	$41,854,810	$46,614,800	$48,399,011	$47,588,507	$28.74

Occupancy %	99.5%	99.6%	99.9%	99.9%	99.6%	97.5%
NOI DSCR	2.09x	2.12x	2.50x	2.78x	2.89x	2.96x
NCF DSCR	2.09x	2.12x	2.50x	2.78x	2.89x	2.84x
NOI Debt Yield	9.1%	9.2%	10.9%	12.1%	12.6%	12.8%
NCF Debt Yield	9.1%	9.2%	10.9%	12.1%	12.6%	12.4%
Average Annual Rent PSF	$17.79	$18.20	$19.54	$20.72	$21.42

Exhibit B

See attached

Cash Flow Analysis(1)
	2010	2011	2012	2013	UW	UW PSF
Base Rent	N/A	N/A	$1,757,608	$2,028,223	$3,049,840	$23.88
Other Income	N/A	N/A	$0	$0	$0	$0.00
Recoveries	N/A	N/A	$139,231	$114,442	$194,979	$1.53
Discounts/Concessions	N/A	N/A	$0	$0	$0	$0.00
Less Vacancy	N/A	N/A	$0	$0	($227,137)	($1.78)
Effective Gross Income	N/A	N/A	$1,896,839	$2,142,665	$3,017,682	$23.63
Total Operating Expenses	N/A	N/A	$529,248	$743,879	$884,958	$6.93
Net Operating Income	N/A	N/A	$1,367,591	$1,398,785	$2,132,724	$16.70
TI/LC	N/A	N/A	$0	$0	$195,409	$1.53
Capital Expenditures	N/A	N/A	$0	$0	$19,158	$0.15
Upfront TI/LC Escrow Offset(2)	N/A	N/A	$0	$0	($38,316)	($0.30)
Net Cash Flow	N/A	N/A	$1,367,591	$1,398,785	$1,956,473	$15.32
Occupancy %	N/A	N/A	N/A	100.0%	92.6%
NOI DSCR	N/A	N/A	0.99x	1.02x	1.55x
NCF DSCR	N/A	N/A	0.99x	1.02x	1.42x
NOI Debt Yield	N/A	N/A	6.1%	6.2%	9.5%
NCF Debt Yield	N/A	N/A	6.1%	6.2%	8.7%

Exhibit C

See attached

CLASS A-SB PLANNED PRINCIPAL BALANCE

Month	Balance ($)	Month	Balance ($)	Month	Balance ($)
0	72,300,000.00	40	72,300,000.00	80	46,904,480.06
1	72,300,000.00	41	72,300,000.00	81	45,335,883.22
2	72,300,000.00	42	72,300,000.00	82	44,077,501.36
3	72,300,000.00	43	72,300,000.00	83	42,711,844.24
4	72,300,000.00	44	72,300,000.00	84	41,718,325.98
5	72,300,000.00	45	72,300,000.00	85	40,409,021.98
6	72,300,000.00	46	72,300,000.00	86	39,189,951.12
7	72,300,000.00	47	72,300,000.00	87	37,965,703.35
8	72,300,000.00	48	72,300,000.00	88	36,640,977.31
9	72,300,000.00	49	72,300,000.00	89	35,405,904.66
10	72,300,000.00	50	72,300,000.00	90	34,070,658.31
11	72,300,000.00	51	72,300,000.00	91	32,824,669.87
12	72,300,000.00	52	72,300,000.00	92	31,573,389.89
13	72,300,000.00	53	72,300,000.00	93	30,033,585.02
14	72,300,000.00	54	72,300,000.00	94	28,770,450.92
15	72,300,000.00	55	72,300,000.00	95	27,407,932.68
16	72,300,000.00	56	72,300,000.00	96	26,133,647.13
17	72,300,000.00	57	72,300,000.00	97	24,760,291.20
18	72,300,000.00	58	72,300,000.00	98	23,474,760.55
19	72,300,000.00	59	72,300,000.00	99	22,183,769.95
20	72,300,000.00	60	72,201,989.38	100	20,794,178.98
21	72,300,000.00	61	70,942,408.37	101	19,491,802.98
22	72,300,000.00	62	69,783,860.82	102	18,091,146.95
23	72,300,000.00	63	68,620,379.27	103	16,777,289.92
24	72,300,000.00	64	67,346,036.02	104	15,457,852.29
25	72,300,000.00	65	66,172,171.08	105	13,856,223.47
26	72,300,000.00	66	64,887,736.45	106	12,524,378.10
27	72,300,000.00	67	63,703,400.62	107	11,095,081.85
28	72,300,000.00	68	62,514,020.61	108	9,751,507.94
29	72,300,000.00	69	61,109,439.62	109	8,310,813.14
30	72,300,000.00	70	59,909,009.50	110	6,955,412.17
31	72,300,000.00	71	58,598,756.78	111	5,594,253.64
32	72,300,000.00	72	57,387,631.93	112	4,136,468.98
33	72,300,000.00	73	56,066,985.23	113	2,763,335.68
34	72,300,000.00	74	54,845,075.52	114	1,293,913.17
35	72,300,000.00	75	53,617,961.06	115 and	0.00
36	72,300,000.00	76	52,281,774.42	thereafter
37	72,300,000.00	77	51,043,740.36
38	72,300,000.00	78	49,696,941.21
39	72,300,000.00	79	48,447,895.53